FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

August 14, 2007

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeiskaya 1,

Moscow 125167

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐         No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐        No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ANNOUNCES OPENING OF NEW WAREHOUSES BY ITS TRADING
COMPANY MECHEL-SERVICE

Moscow, Russia — August 14, 2007 — ОАО Mechel (NYSE: MTL) announced that its trading company, Mechel-Service OOO, opened new warehouses in July and plans to further expand its distribution network

The Company opened a total of 5 new units in Moscow, Yekaterinburg, Sochi, St.-Petersburg, in addition to those it had had in these cities, as well as an initial unit in Voronezh. The new facilities will be utilized for the storage and transshipment of a broad range of metal products. Mechel-Service opened its new units to meet high demand for construction rolled products. The new, well-equipped warehouses are well-situated in proximity to transportation routes and large customers and staffed with regular personnel.

In total the new warehouses can handle approximately 15,000 to 20,000 tonns of metal products every month. Also, with the new warehouse facilities, Mechel-Service can reduce its costs of freight transportation and expand into new markets.

Mechel-Service, which sells Mechel’s metal products on the domestic market, is a metal trading company with a wide network of branches in major Russian regions and is focused on servicing the end user. In contrast to sales units of other industrial holding companies, Mechel-Service offers both Mechel’s and other steelmakers’ products to its customers. Its warehouses sell rebar, wire rod, high-quality rolled products, structural shapes, regular grades, and stainless long and flat products and pipes, which allows the Company to expand its presence in the end user markets. Mechel-Service has warehouse capacities in two dozen of Russia’s most developed cities, including Moscow, St.-Petersburg, Ufa, Chelyabinsk, Yekaterinburg, Novosibirsk, Rostov-on-Don, Samara and Nizhni Novgorod. With new sales units in place, Mechel-Service can expand sales of products from Mechel’s metal and hardware subsidiaries and improve the trading company’s profits from selling non-Mechel products. With a great deal of construction underway in Mocow, Moscow Region, other regions and in Sochi, the capital of the 2014 Olympics, the Company will be able to ensure stable operation of its new units.

In August and September Mechel-Service plans to open a number of remote warehouses and units in the following cities: Cheboksary, Ryazan, Barnaul, Krasnoyarsk, Kemerovo, Tomsk, Irkutsk, Volgograd, Astrakhan, Orenburg and Surgut.

“Today Mechel-Service is expanding due to a growth of sales volumes at existing units; an active expansion of sales geography; and the opening of new warehouses to increase sales. We also rely on the expansion of our services, including the creation of efficient logistic delivery patterns, the acquisition of our own truck fleet, the provision of metal working services and the production of structural shapes made to order to suit buyers’ needs to further drive our growth. With a developed unit network and good inventory, Mechel-Service is well-positioned to meet the needs of end users for metal products without any intermediaries,” Mechel-Service’s Chief Executive Officer Andrey Ponomaryov commented.

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Mechel OAO
Alexey Sotskov
Head of PR Office
Phone: 7-495-221-88-88
alexey.sotskov@mechel.com

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Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO
By:	/s/ Igor Zyuzin
Name:	Igor Zyuzin
Title:	CEO

Date:  August 14, 2007